Filed by: Camden National Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Northway Financial, Inc.
Commission File No.: 001-13227

The following communication was sent to the customers of Northway Bank in connection with the proposed transaction between Camden National Corporation and Northway Financial, Inc.

9 Main Street Berlin, NH 03570

First Last Name Address Address 2 City, State, ZIP		Together! Northway Bank and Camden National Bank will soon become one.

As a valued customer of Northway Bank, we’d like to share some exciting news! Northway Bank and Camden National Bank will soon merge. Subject to approval by regulators and Northway Bank shareholders, we anticipate that our banks will merge in the first quarter of 2025. The resulting organization will operate under the Camden National Bank name.

We are very excited to partner with our neighbors. Our two like-minded organizations share the same vision and values, deep local roots, and commitment to providing exceptional service to the clients and communities we serve. The anticipated merger of the two banks will provide you with greater access to a broader network of banking services to help you meet your financial goals. The team you have come to rely on will continue to assist you.

What this means for you:

•	Continued commitment to you and the communities we serve
•	Even more robust capabilities, including access to a broader range of both personal and commercial checking, savings, mobile, and lending products
•	Greater wealth management services to provide personalized strategies tailored to your life
•	More banking locations, with access to a network of over 74 combined locations throughout the neighboring states of New Hampshire and Maine

What to expect:

For now, you don’t need to do anything. We are working hard behind the scenes to make your transition to Camden National Bank as seamless as possible. You will begin to receive additional updates on the transition later this year. In the meantime, we invite you to read the frequently asked questions available on the back of this letter and to reach out to your Northway Bank team or contact our Customer Service at (800) 442-6666 with any questions. You can also visit www.camdennational.bank/welcome-to-camden-national-bank for more information.

We wish to say, “Thank you!” We truly appreciate your business and loyalty. We are excited to continue to support you as we become a combined organization to better serve your banking and wealth management needs.

Sincerely,

William “Bill” Woodward Chief Executive Officer & Chairman Northway Bank	Simon Griffiths President & Chief Executive Officer Camden National Bank

Frequently Asked Questions

Q.  WHAT IS THE EXPECTED TIMING OF THE MERGER?

A.
Subject to required regulatory approvals and other conditions, we expect the banks to merge in the first quarter of 2025. Until the transaction closes, we will operate normally as separate banks.  We are diligently working behind the scenes to plan to merge technologies so that all customers will use the same banking platforms, and we expect this platform system conversion to be shortly after the merger.

Q.  WHAT DOES THIS MEAN FOR CUSTOMERS?

A.
For now, there are no changes in how you bank with us, and there is no need to take any action. Your relationship management team remains the same, and we remain committed to providing you with the highest-quality service. We will communicate proactively with you on how to prepare for any transition, as needed.

Q.  WILL MY BANKER BE REMOVED FROM MANAGING MY RELATIONSHIP?

A.
No. One of the many benefits of the proposed union is to expand customer relationships by providing bankers with more tools, products, capacity, and expertise to deliver a best-in-class experience for all customers.

Q.  WILL MY BRANCH BE CLOSING?

A.
No, all Northway Bank branches will remain open. We will be consolidating our two Portsmouth locations, which occupy the same building. The combined organization will provide customers with even more locations to conduct their banking business, gaining access to a 57-branch network with over 74 combined locations and extended hours to reach a “live” customer care representative.

Q.  WILL YOUR COMMUNITY SUPPORT AND INVOLVEMENT CONTINUE?

A.
This merger will deepen our commitment to our communities. Our shared values, including a commitment to the communities we serve, make this partnership a natural fit. Additionally, Camden National Bank has committed to provide a total of $250,000 in charitable contributions in Northway Bank’s market area for the 3-year period following the closing.

Q.  WHO IS CAMDEN NATIONAL BANK?

A.
Founded in 1875, Camden National Bank, headquartered in Camden, Maine, has an exemplary history of serving similar types of communities and developing its people through its 57 banking locations and robust digital platform. Camden National Bank provides the latest tools and modern technology to create a secure, convenient banking environment that helps its customers get where they want to go at their convenience and the support of highly-trained financial advisors to guide them along the way.

As of June 30, 2024, Camden National Bank had approximately $5.7 billion in assets, $4.5 billion in deposits, $4.1 billion in loans, and $2.0 billion in Assets Under Administration. Like Northway Bank, Camden National Bank prides itself on delivering outstanding service and financial guidance to both consumer and commercial clients.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Camden National Corporation (“Camden”) and Northway Financial, Inc. (“Northway”). Camden intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Northway and a prospectus of Camden, and Camden will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Northway stockholders seeking the required stockholder approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NORTHWAY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by Camden with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Camden may be obtained free of charge under the “Investor Relations” section of Camden’s website at http://www.camdennational.bank. Alternatively, these documents, when available, can be obtained free of charge from Camden upon written request to Camden National Corporation, Attn: Corporate Secretary, 2 Elm Street, Camden, Maine 04843.

Participants in Solicitation

Camden, Northway, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Camden’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 5, 2024, and certain other documents filed by Camden with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about Camden’s beliefs, plans, strategies, predictions, forecasts, objectives, intentions, assumptions or expectations are not historical facts and may be forward-looking. These include, but are not limited to, statements regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; Camden’s estimates of future costs and benefits of the actions it may take; Camden’s assessments of probable losses on loans; Camden’s assessments of interest rate and other market risks; Camden’s ability to achieve its financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are often, but not always, identified by such words as “believe,” “expect,” “anticipate,” “can,” “could,” “may,” “predict,” “potential,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which may change over time.

Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Camden and Northway. Such statements are based upon the current beliefs and expectations of the management of Camden and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Camden’s and Northway’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Camden and Northway operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect Camden’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2023 and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. These risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could affect Camden’s business and financial performance. Any forward-looking statement speaks only as of the date on which it is made, and Camden undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.